UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): **December 29, 2004**

BOARDWALK PIPELINES, LLC

(Exact name of registrant as specified in its charter)

DELAWARE	333-108693-01	06-1687421
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3800 FREDERICA STREET, OWENSBORO, KENTUCKY	**42301**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(270) 926-8686**

TGT PIPELINE, LLC

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This report is being amended to include the financial statements of the business acquired attached hereto as Exhibits 99.1, 99.2 and 99.3.

Item 2.01   Completion of Acquisition or Disposition of Assets.

The Registrant hereby amends its Current Report on Form 8-K, filed on December 30, 2004 with respect to, among other things, the Registrant's acquisition of Gulf South Pipeline Company, L.P., to include herewith the financial statements required by Item 9.01(a) of Form 8-K and the pro forma financial information required by Item 9.01(b) of Form 8-K.

Item 9.01   Financial Statements and Exhibits

(a)   Financial Statements of Business Acquired. The financial statements required by this Item are attached hereto as Exhibits 99.1 and 99.2.

(b)   Pro Forma Financial Information. The pro forma financial information required by this Item is attached hereto as Exhibit 99.3.

(c)   Exhibits:

Exhibit
No.   Description

10.1   Purchase and Sale Agreement dated as of November 20, 2004 between Entergy-Koch, LP and TGT Pipeline, LLC. (filed previously as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 30, 2004)

99.1   Financial statements of Gulf South Pipeline Company, LP, including the condensed balance sheets for the nine months ended September 30, 2004 and 2003 and year ended December 31, 2003; Condensed statements of income and comprehensive income for the nine months ended September 30, 2004 and 2003; and Condensed statement of cash flows for the nine months ended September 30, 2004 and 2003.

99.2   Report of Independent Auditors with accompanying balance sheets for the years ended December 31, 2003 and 2002; Statements of income and comprehensive income for the years ended December 31, 2003 and 2002 and 11 months ended December 31, 2001; Statements of changes in partners' capital for the years ended December 31, 2003 and 2002 and the eleven months ended December 31, 2001; Statements of cash flows for the years ended December 31, 2003 and 2002 and eleven months ended December 2001.

99.3   Unaudited Pro Forma Consolidated Statement of Financial Position and Statements of Operations.

23.1   Consent of independent auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BOARDWALK PIPELINES, LLC
(Registrant)

Date: February 16, 2005

By: /s/ Jamie L. Buskill
    Jamie L. Buskill
    Vice President and
    Chief Financial Officer